Exhibit 99.1

JOYY Inc. Announces Results of Annual General Meeting

SINGAPORE, December 27, 2021 - JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global video-based social media company, today announced that the following proposed resolution submitted for shareholder approval has been duly adopted as a special resolution at its annual general meeting of shareholders held in Guangzhou today:

THAT the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association.

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social interaction and entertainment, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, LLC

Robin Yang

Email: joyy@icrinc.com